UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Valley Forge Scientific Corp.
                            ------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                          -----------------------------
                         (Title of Class of Securities)

                                    919656108
                                  -------------
                                 (CUSIP Number)

                            Thomas F. Hurley, Esquire
                      Hangley Aronchick Segal & Pudlin, PC
                          One Logan Square - 27th Floor
                             Philadelphia, PA 19103
                              Tel.: (215) 496-7056
                              Fax.: (215) 568-0300
                           e-mail: thurley@hangley.com
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 22 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /___/.

CUSIP No.  919656108

1    NAME OF REPORTING PERSON               Daniel Boyer
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / X /
                                                                 (b) /__/

3    SEC USE ONLY


4    SOURCE OF FUNDS                                                   PF

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)                                      /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION                     United States


            Number of       7       SOLE VOTING POWER             112,150
             Shares
          Beneficially      8       SHARED VOTING POWER           205,240
            Owned by
              Each          9       SOLE DISPOSITIVE POWER        112,150
            Reporting
             Person         10      SHARED DISPOSITlVE POWER      205,240


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                           317,390


12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                      /_ /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             3.93%

14   TYPE OF REPORTING PERSON (See Instructions)                    IN

CUSIP No. 919656108

1    NAME OF REPORTING PERSON                            Ross L. Campbell
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ X/
                                                                      (b)/__/

3    SEC USE ONLY


4    SOURCE OF FUNDS                                                     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)                                          /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION                          United States


            Number of       7       SOLE VOTING POWER                  119,100
             Shares
          Beneficially      8       SHARED VOTING POWER                 39,000
            Owned by
              Each          9       SOLE DISPOSITIVE POWER             119,100
            Reporting
             Person         10      SHARED DISPOSITlVE POWER            39,000


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                                158,100


12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                           /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  1.96%

14   TYPE OF REPORTING PERSON (See Instructions)                         IN

CUSIP No. 919656108

1    NAME OF REPORTING PERSON                         W. Ward Carey
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)/ X/
                                                                  (b)/__/

3    SEC USE ONLY


4    SOURCE OF FUNDS                                                   PF

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)                                      /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION                     United States


            Number of       7       SOLE VOTING POWER            80,000
             Shares
          Beneficially      8       SHARED VOTING POWER          33,000
            Owned by
              Each          9       SOLE DISPOSITIVE POWER       80,000
            Reporting
             Person         10      SHARED DISPOSITlVE POWER     33,000


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                         113,000


12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                       /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             1.40%

14   TYPE OF REPORTING PERSON (See Instructions)                       IN

CUSIP No.   919656108

1    NAME OF REPORTING PERSON                            Philip N. Hudson
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ X/
                                                                      (b)/__/

3    SEC USE ONLY


4    SOURCE OF FUNDS                                                       PF

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)                                          /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION                         United States


            Number of       7       SOLE VOTING POWER                 140,600
             Shares
          Beneficially      8       SHARED VOTING POWER                     0
            Owned by
              Each          9       SOLE DISPOSITIVE POWER            140,600
            Reporting
             Person         10      SHARED DISPOSITlVE POWER                0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                               140,600


12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                           /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 1.74%

14   TYPE OF REPORTING PERSON (See Instructions)                           IN

CUSIP No.   919656108

1    NAME OF REPORTING PERSON                              James I. Steele
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)/ X/
                                                                  (b)/__/

3    SEC USE ONLY


4    SOURCE OF FUNDS                                                  PF

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)                                     /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION                     United States


            Number of       7       SOLE VOTING POWER            37,800
             Shares
          Beneficially      8       SHARED VOTING POWER          14,850
            Owned by
              Each          9       SOLE DISPOSITIVE POWER       37,800
            Reporting
             Person         10      SHARED DISPOSITlVE POWER     14,850


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                          52,650


12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                     /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           0.65%

14   TYPE OF REPORTING PERSON (See Instructions)                    IN

Item 1. Security and Issuer

         This Statement relates to the Common Stock, no par value (the "Common Stock"), of Valley Forge Scientific Corporation, a Pennsylvania corporation, 136 Green Tree Road, Oaks, Pennsylvania 19456.


Item 2. Identity and Background

         (a) The following natural persons are filing this statement on Schedule13D:

                  Daniel Boyer
                  Ross L. Campbell
                  W. Ward Carey
                  Philip N. Hudson
                  James I. Steele

         (b) The business or residential addresses of the persons identified above are as follows:

                  The business address of Daniel Boyer is c/o Boenning & Scattergood, 601 High Street, Pottstown, PA 19464

                  The residential address of Ross L. Campbell is 675 Lewis Lane, Ambler, Pennsylvania 19002.

                  The residential address of W. Ward Carey 21 E. 66th Street, New York, NY 10021

                  The business address of Philip N. Hudson is P.O. Box 160892, San Antonio, TX 78280

                  The residential address of James I. Steele is 30982 Clubhouse Lane, Evergreen, CO 80439

         (c) The present principal occupation or employment of each of the persons filing this statement on Schedule 13D are as follows:

                  Daniel Boyer is Senior Vice President of Boenning & Scattergood, a brokerage firm located at 601 High Street, Pottstown, PA 19464.

                  Ross L. Campbell is a Senior Vice President of Janney Montgomery Scott, a brokerage firm located at 1801 Market Street, Philadelphia, Pennsylvania.19103.

                  W. Ward Carey retired at January 31, 2002 and is not currently employed.

                  Philip N. Hudson is a private investor and is not currently employed.

                  James I Steele is a First Vice President of Morgan Stanley, a brokerage firm located at 370 17th Street, Denver, CO 80202.

         (d) and (e) During the last five years, none of the persons filing this statement on Schedule 13D has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. All of the persons filing this statement on Schedule 13D are citizens of the United States of America.


Item 4. Purpose of Transaction

         Each person filing this statement on Schedule 13D acquired the Common Stock beneficially owned by him in the ordinary course of his investing activities.

         Depending upon market conditions and other factors that he may deem material, each person filing this statement on Schedule 13D may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that he now beneficially owns or may hereafter acquire in open market or privately negotiated transactions or otherwise.

         The persons filing this statement on Schedule 13D have determined to form a stockholders' committee comprised of such persons, to consult with the Issuer's directors concerning ways in which they may take action to improve shareholder value including, without limitation, pursuing potential changes in the operations and/or capital structure of the Issuer, and pursuing a strategic acquisition, disposition, merger or other business combination. They may also seek representation on the Company's board of directors.

         Except as set forth above, none of the persons filing this statement on
Schedule 13D currently has any definitive plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of
Item 4. However, it should be noted that any of the actions described above could relate to or result in actions set forth in subparagraphs (a) through (j) of Item 4. These individuals are at the present time and may in the future discuss such possibilities with others, including, without limitation, other shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer


                                                              Page 8 of 12 Pages

                  Daniel Boyer beneficially owns 317,390 shares of Common Stock constituting 3.93% of the outstanding shares of Common Stock. This includes certain shares as to which Mr. Boyer shares voting and investment power, as follows: 74,390 shares of Common Stock owned by Ute Boyer, his wife; 75,650 shares of Common Stock owned by Kim Boyer, his daughter; and 55,200 shares of Common Stock owned by Alex Boyer, his son, all of whom have an address of P.O. Box 77, Boyertown, PA 19512.

                  Ross L. Campbell beneficially owns 158,100 shares of Common Stock constituting 1.96% of the outstanding shares of Common Stock. This includes 12,000 shares of Common Stock held by Mr. Campbell as a co-trustee, as to which he shares voting and investment power with his co-trustee. The address of this trust is 1801 Market Street, Philadelphia, PA. This also includes 15,000 shares of Common Stock owned by Marcia W. Campbell, his wife who resides at 675 Lewis Lane, Ambler, PA; 6000 shares of Common Stock owned by Jan W. Campbell, his daughter, with an address of 453 Skippack Pike, Blue Bell, PA; and 6000 shares of Common Stock owned by Ross L. Campbell, Jr, his son, having an address of 36 Francesca Ave., Somerville, MA. Mr. Campbell shares voting and dispositive power with respect to the Common Stock owned by his wife and children.

                  W. Ward Carey beneficially owns 113,000 shares of Common Stock constituting 1.40% of the outstanding shares of Common Stock. This includes 33,000 shares as to which Mr. Carey shares voting and investment power with Patricia M. Carey, his wife (7,400 shares); Alexander Carey, his son (6,000 shares); Daphne Carey, his daughter (16,700 shares); and Cynthia A. Carey, his daughter (2,900 shares), all of whom have an address of 21 E. 66th Street, New York, NY.

                  Philip N. Hudson beneficially owns 140,600 shares of Common Stock constituting 1.74% of the outstanding shares of Common Stock.

                  James I. Steele beneficially owns 50,650 shares of Common Stock constituting 0.65% of the outstanding shares of Common Stock. This includes 10,850 shares of Common Stock owned by F. Irene Steele, his mother, who resides at 1536 East 550 Rd. Lawrence, Kansas and 4,000 shares of Common Stock owned by Peggy Steele, his wife, with an address at 30982 Clubhouse Lane, Evergreen, CO, as to which Mr. Steele shares voting and investment power.


         All of the persons listed above, together in the aggregate, constituting a group for purposes of this statement filed on Schedule 13D, beneficially own 781,740 shares of Common

                                                              Page 9 of 12 Pages

Stock constituting 9.69% of the outstanding shares of Common Stock.

         (b) Each person listed under paragraph (a) of Item 5 above has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by him.

         (c) The following transactions were effected by the natural persons listed in paragraph (a) above within the past sixty (60) days:

                  (i) Mr. Boyer purchased 575 shares of Common Stock on January 8, 2002 at a price of $2.30 per share; and an additional 3000 shares of Common Stock on January 17, 2002 at a price of $2.365 per share. Both purchases were open market transactions.

                  (ii) Mr. Carey purchased 500 shares of Common Stock on January 17, 2002 at a price of $2.42 per share; an additional 500 shares of Common Stock on February 5, 2002 at a price of $2.40 per share; and an additional 1,000 shares of Common Stock on February 7, 2002 at a price of $2.40 per share.; and an additional [3000] shares of Common Stock on February __, 2002 at a price of $___ per share. All purchases were open market transactions.

                  (iii) Mr. Hudson purchased 180 shares of Common Stock on January 18, 2002 at a price of $2.40 per share in an open market transaction.

         (d) No person other than the persons filing this statement on Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

         (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The individuals filing this statement on Schedule 13D have agreed among themselves to file this Statement and any amendments hereto and to operate as a "group" for the purposes of Section 13(d) and the associated rules and regulations and to share among themselves the cost of such filing and any other concerted activity.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this statement on Schedule 13D or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                                             Page 10 of 12 Pages

Item 7. Material to Be Filed as Exhibits

Exhibit A--Joint Filing Agreement


                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2002

                                    /s/ Daniel Boyer
                                    -----------------------------
                                    Daniel Boyer

                                    /s/ Ross L. Campbell
                                    -----------------------------
                                    Ross L. Campbell

                                    /s/ W. Ward Carey
                                    -----------------------------
                                    W. Ward Carey

                                    /s/ Philip N. Hudson
                                    -----------------------------
                                    Philip N. Hudson

                                    /s/ James I. Steele
                                    -----------------------------
                                    James I. Steele


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).




                                                             Page 11 of 12 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule13D with respect to the Common Stock of Valley Forge Scientific Corp. dated February __, 2002 is, and any further amendments thereto signed by or on behalf of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

         Each of the undersigned, other than Ross Campbell, does hereby constitute and appoint Ross Campbell his true and lawful attorney in fact, with full power and authority, in the name of and on behalf of the undersigned, to prepare, execute, sign and file any amendments to the Schedule 13D of the undersigned with respect to the Common Stock of Valley Forge Scientific Corp. granting unto said attorney full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all the said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.


Dated as of February 22, 2002


/s/ Ross L. Campbell                          /s/ W. Ward Carey
------------------------------                ---------------------------
Ross L. Campbell                              W. Ward Carey



/s/ James I. Steele                           /s/ Daniel Boyer
------------------------------                ---------------------------
James I. Steele                               Daniel Boyer


/s/ Philip N. Hudson
------------------------------
Philip N. Hudson

                                                             Page 12 of 12 Pages